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                                [RCC LETTERHEAD]






                                February 1, 2006

VIA FACSIMILE (202) 772-9209
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20649-0308
Attention:  Elaine Wolff

         Re:    Resource Capital Corp.
                Registration No.: 333-126517

Dear Ms. Wolff:

         Resource Capital Corp. hereby requests acceleration of the effective date of the above-referenced registration statement to Thursday, February 2, 2006 at 4:30 p.m., or as soon as practicable thereafter. Please notify our counsel, Mark E. Rosenstein, at 215-731-9450 of the time of effectiveness. In making this request, the registrants hereby acknowledge:

         o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                          Sincerely yours,

                                          RESOURCE CAPITAL CORP.


                                          /s/ Thomas C. Elliott
                                          --------------------------------------
                                          Thomas C. Elliott
                                          Chief Financial Officer,
                                          Chief Accounting Officer and Treasurer